UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

NDCHealth Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639480102

(CUSIP Number)

Robert A. Yellowlees 2696 Habersham Road, NW Atlanta, GA 30305 Tel. No.: (404) 869-7431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:    ☐

CUSIP NO. 639480102	13D	Page 2 of 8 Pages

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person Robert A. Yellowlees

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,590,336 8 Shared Voting Power 8,022 9 Sole Dispositive Power 1,590,336 10 Shared Dispositive Power 8,022

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,358

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person IN

CUSIP NO. 639480102	13D	Page 3 of 8 Pages

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person MRY Partners, L.P. 58-259162

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization State of Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,324,542 8 Shared Voting Power 0 9 Sole Dispositive Power 1,324,542 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,324,542

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 3.6%

14	Type of Reporting Person PN

Explanatory Note

The purpose of this Amendment No. 1 to the previously filed Schedule 13D is to report that the ownership of Mr. Robert A. Yellowlees and MRY Partners, L.P. (“MRY Partners,” and collectively with Mr. Yellowlees, the “Reporting Persons”) in the common stock, par value $.125 (the “Common Stock”) of NDCHealth Corporation, a Delaware corporation (the “Issuer”), has decreased to below 5% of the total outstanding Common Stock since the date of the Reporting Persons’ original Schedule 13D. The Reporting Persons’ holdings of the Stock have decreased to 4.4%.

Item 2.	Identity and Background.

Mr. Robert A. Yellowlees

(a)	Robert A. Yellowlees

(b)	2696 Habersham Road, NWAtlanta, GA 30305

(c)	Mr. Yellowlees is retired.

(d)	During the last five years, Mr. Yellowlees has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Yellowlees has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Yellowlees was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Yellowlees is a citizen of the United States.

MRY Partners

The principal place of business of MRY Partners, L.P., a Georgia limited partnership, is 2696 Habersham Road, NW, Atlanta GA 30305. MRY Partners’ principal business is investments.

Mr. Yellowlees is the sole general partner of MRY Partners, L.P.

During the last five years, MRY Partners has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, MRY Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which MRY Partners was

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or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

This filing relates to the sale of Common Stock by MRY Partners, which reduced the Reporting Persons’ ownership to below 5% of the total outstanding Common Stock. Mr. Yellowlees retired from his position as the Chairman of the Board of the Issuer in October 2002. Any of the Reporting Persons may acquire or sell additional securities of the Issuer if he or it feels they are a good investment at the time. Mr. Yellowlees is eligible to participate in the Issuer’s benefit plans, including the NDCHealth Corporation 2002 Non-Employee Directors’ Compensation Plan and the Issuer’s 2000 Long-Term Incentive Plan, pursuant to which he may purchase Common Stock or receive grants of Common Stock or derivative securities and thereby become the beneficial owner of the Issuer’s common stock. Mr. Yellowlees and MRY Partners have acquired their shares of common stock for investment purposes and not with a purpose or effect of changing or influencing control of the Issuer or as a participant in any transaction not having that purpose or effect. None of the Reporting Persons currently has any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. Yellowlees beneficially owns 4.4% of the Common Stock of the Issuer, or 1,598,358 shares. MRY Partners beneficially owns 3.6% of the Common Stock of the Issuer, or 1,324,542 shares.

(b)	Mr. Yellowlees possesses sole voting and dispositive power over the 1,590,336 shares of Common Stock, which includes 3,370 shares of Common Stock with respect to which Mr. Yellowlees has the right to acquire beneficial ownership, the 1,324,542 shares of Common Stock held by MRY Partners or with respect to which MRY Partners has the right to acquire beneficial ownership and 40,000 shares of Common Stock held by the Yellowlees Charitable Trust, of which Mr. Yellowlees is the trustee. Mr. Yellowlees disclaims beneficial ownership with respect to 8,022 shares held by his wife.

MRY Partners possesses sole voting and dispositive power over the 619,342 shares of Common Stock and 705,200 shares of Common Stock with respect to which MRY Partners has the right to acquire beneficial ownership.

(c)	During the past 60 days, none of the Filing Persons has engaged in any transactions in the Common Stock, other than the sales of Common Stock effected in open market transactions set forth on Exhibit 4.

(d)	Not applicable.

(e)	The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on January 26, 2004.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 4.	Description of the series of transactions between January 26, 2004 and February 12, 2004 of Common Stock that were effected by the Reporting Persons, which reduced the Reporting Persons’ ownership to below 5% of the total outstanding Common Stock.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2004

/s/ Robert A. Yellowlees
Robert A. Yellowlees

MRY Partners, L.P.

By:	/s/ Robert A. Yellowlees
	Name:	Robert A. Yellowlees
	Title:	General Partner